

October 25, 2012

Via E-mail
James S. Byrd, Jr.
Chief Executive Officer
Marketkast, Incorporated
2295 S. Hiawassee Rd., Suite 414
Orlando, FL 32835

> **Re: Marketkast, Incorporated**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 17, 2012**
> **File No. 333-182856**

Dear Mr. Byrd:

We have reviewed your responses to the comments in our letter dated October 10, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

2. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Registration Statement Cover Page

3. Please refer to footnote 2. Please delete the last sentence. In this regard, we note that, in response to our prior comment 4, you have increased the fixed price and that the fixed price now exceeds the price per share paid by certain of your selling shareholders in the June 2012 private placement. Similarly revise the prospectus cover page and at page 13 under "The offering price of our common stock," and throughout the prospectus, as necessary.

Our Business, page 19

Our Service, page 20

4. We note your response to our prior comment 9 and reissue in part. We note your disclosure in the last paragraph that all sales have been fulfilled, or are being fulfilled, internally by your own employees. We also note your disclosure in the Employees section on page 23 that Franshella Productions will be fulfilling your video syndication services. Please revise this section to clarify whether any of your products and services will be fulfilled by a third-party provider, such as Franshella Productions, and reconcile your disclosures in the above referenced sections.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gregg E. Jaclin, Esq.